Exhibit 99.1

iClick Interactive Asia Group Limited Announces a 10b5-1 Trading Plan for Share Repurchases

HONG KONG, March 29, 2019 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced that it entered into a trading plan on 27 March 2019 with an authorised brokerage firm in the United States (the “Plan”). The Plan is for the purpose of repurchasing iClick’s issued and outstanding American Depositary Shares (“ADSs”) in accordance with the guidelines specified under Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and has been established pursuant to, and as part of, the $10-million share buyback program that was previously authorized by iClick’s board of directors and announced on November 28, 2018.

Rule 10b5-1 allows a company to repurchase its shares or ADSs automatically and regularly at times when it otherwise might be prevented from doing so under the insider trading laws or because of self-imposed blackout periods, provided, among other considerations, that repurchases are made pursuant to a plan adopted when the company is not aware of material nonpublic information or is not otherwise prohibited from acquiring its own shares or ADSs. Repurchases made under this 10b5-1 trading plan are subject to Securities and Exchange Commission’s regulations, as well as to price, volume, market and timing considerations specified in the plan. There is no guarantee as to the exact number of ADSs that will be repurchased, or the price at which they will be repurchased, under the trading plan. Subject to the rules and regulations of the Exchange Act and other applicable laws, the Plan may be suspended or discontinued at any time in the Company’s sole discretion. The Company expects to use cash on hand and self-generated cash flows to fund any repurchases.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in nine locations worldwide including Asia and London. For more information, please visit http://ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; fluctuations in foreign exchange rates; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	PondelWilkinson Inc.
Lisa Li	Evan Pondel/Laurie Berman
Phone: +852-3700-9065	Tel: +1-310-279-5980
E-mail: ir@i-click.com	E-mail: iclk@pondel.com